EXHIBIT 12.1

DUKE REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Nine Months Ended September 30, 2006
Net income from continuing operations, less preferred dividends	$51,679
Preferred dividends	41,193
Minority interest in earnings of common unitholders	5,314
Interest expense	133,288
Earnings before fixed charges	$231,474

Interest expense	$133,288
Interest costs capitalized	24,567
Total fixed charges	$157,855

Preferred dividends	41,193
Total fixed charges and preferred dividends	$199,048

Ratio of earnings to fixed charges	1.47

Ratio of earnings to combined fixed charges and preferred dividends	1.16